Exhibit 99.1
ITURAN MEXICO RECEIVES NISSAN SUPPLIER OF THE YEAR
REGIONAL AFTERSALES AWARD

Recognition highlights Ituran’s superior on-time delivery, engineering and problem-solving capabilities

MEXICO CITY, Mexico & AZOUR, Israel – October 15, 2024 – Ituran Location and Control Ltd. (Nasdaq: ITRN) announced that its subsidiary, Ituran Mexico, was awarded Nissan’s Supplier of the Year 2024 Regional Aftersales Accessory Parts award. This recognition highlights Ituran's commitment to excellence in delivering high-quality service to Nissan and its customers.

The award recognizes Ituran’s exceptional business performance across several key areas, including a consistent focus on timely deliveries, superior engineering capabilities and rapid problem-solving. These core competencies, alongside high levels of customer satisfaction and fast response times were pivotal in solidifying Ituran as a top partner to Nissan in Mexico.

“We are truly honored to receive this prestigious recognition from Nissan, a global leader in automotive manufacturing,” said Eyal Sheratzky, CEO of Ituran. “This award highlights not only the strength of our solutions but also our strong commitment to our OEM partners, such as Nissan. We continue to invest in and expand these relationships to ensure we deliver the highest level of service and technology that meets the evolving needs of the global automotive industry. I congratulate our team in Mexico and this recognition is a testament to their hard work and dedication.”

This recognition further validates Ituran’s innovative telematics solutions, which provide OEMs like Nissan with enhanced vehicle tracking, fleet management, and aftersales support. In recent years, Ituran has expanded its product offerings to include real-time data analytics and advanced connectivity features, ensuring seamless integration with automotive manufacturers' evolving needs. With ongoing investments in cutting-edge technologies, such as predictive analytics and AI-driven insights, Ituran continues to strengthen its partnerships and extend its reach across key geographies, reinforcing its market leadership and commitment to excellence.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.3 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040